Exhibit 3.3(i)

SECOND AMENDMENT TO

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

NOVOSTE CORPORATION

Novoste Corporation, a corporation organized and existing under the laws of the State of Florida, hereby certifies as follows:

1. The name of the corporation is Novoste Corporation.

2. This Second Amendment to Amended and Restated Articles of Incorporation was duly adopted by the board of directors of the corporation on October 24, 2005 in accordance with Section 607.10025 of the Florida Business Corporation Act.

3. This Second Amendment to Amended and Restated Articles of Incorporation amends Article III of the Amended and Restated Articles of Incorporation of the corporation, as heretofore amended, as follows:

(a) Section 1 is amended and restated in its entirety to read as follows:

“1. Authorized Capital Stock. The number of shares of capital stock which this corporation shall be authorized to have outstanding at any time is 7,500,000, of which 6,250,000 shares shall be Common Stock with a par value of $0.01 per share, and 1,250,000 shares shall be Preferred Stock with a par value of $0.01 per share, all of which shares shall be issued fully paid and nonassessable.”

(b) The following new paragraph shall be added at the end of Section 3:

“Upon the filing and effectiveness (the “Effective Time”) of this Second Amendment to the Amended and Restated Articles of Incorporation, as amended, pursuant to Section 607.10025 of the Florida Business Corporation Act, each four (4) shares of the Common Stock (the “Old Common Stock”) issued and outstanding immediately prior to the Effective Time shall be reclassified and combined into one (1) validly issued, fully paid and non-assessable share of the corporation’s Common Stock, $0.01 per share (the “New Common Stock”), without any action by the holder thereof. The corporation shall not issue fractions of shares of New Common Stock in connection with such reclassification and combination. Stockholders of record who, immediately prior to the Effective Time, own a number of shares of Old

Common Stock which is not evenly divisible by four (4) shall, with respect to such fractional interest, be entitled to receive one whole share of New Common Stock for such fractional interest. Each certificate that theretofore represented shares of Old Common Stock shall thereafter represent that number of shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified and combined; provided, that each person holding of record a stock certificate or certificates that represented shares of Old Common Stock shall receive, upon surrender of such certificate or certificates, a new certificate or certificates evidencing and representing the number of shares of New Common Stock to which such person is entitled under the foregoing reclassification and combination.”

4. The reclassification and combination effected by this Second Amendment to Amended and Restated Articles of Incorporation does not adversely affect the rights or preferences of the holders of outstanding shares of any class or series and does not result in the percentage of authorized shares that remain unissued after the reclassification and combination exceeding the percentage of authorized shares that were unissued before the reclassification and combination.

5. This Second Amendment to Amended and Restated Articles of Incorporation shall be effective at 12:01 a.m., Eastern Standard Time, on November 4, 2005.

IN WITNESS WHEREOF, the undersigned have made, subscribed and acknowledged this Second Amendment to Amended and Restated Articles of Incorporation this 1st day of November, 2005.

/s/ Alfred J. Novak
Alfred J. Novak
President and Chief Executive Officer

/s/ Daniel G. Hall
Daniel G. Hall
Corporate Secretary